# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cooper-Standard Holdings Inc., CIK 0001320461
CUSIP: 21676P103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 40300 TRADITIONS DRIVE, NORTHVILLE, Michigan (MI), 48168
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000314984-20-000006
Filed by CIK 0000314984

## Reporting persons
- THRIVENT FINANCIAL FOR LUTHERANS: type of reporting person: investment adviser (IA), insurance company (IC); citizenship or place of organization: Wisconsin (WI); sole voting power 8,685; shared voting power 1,607,315; sole dispositive power 8,685; shared dispositive power 1,607,315; aggregate amount beneficially owned 1,616,000 (9.3% of the class)
  Comment: Item 5, Item 7 and Item 9 - Represents 8,685 shares held in Thrivent Defined Benefit Plan Trust for which Thrivent Financial for Lutherans is investment adviser.
  
  Item 6, Item 8 and Item 9 - Represents 428,694 share held by registered investment companies for which Thrivent Financial for Lutherans serves as investment adviser, and 1,178,621 shares held by registered investment companies for which Thrivent Asset Management, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Thrivent Financial for Lutherans, serves as investment adviser.
  
  Item 11 - The percentage calculations used herein are based on the statement in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, as filed with the Securities and Exchange Commission on November 1, 2024, that there were 17,326,531shares of Cooper-Standard Holdings Inc. Common Stock outstanding at October 25, 2024.

## Item 1. Issuer
Name of issuer: Cooper-Standard Holdings Inc.
Address of issuer's principal executive offices: 40300 TRADITIONS DRIVE, NORTHVILLE, MICHIGAN, 48168.

## Item 2. Person Filing
Name of person filing: Thrivent Financial for Lutherans
Address of principal business office or, if none, residence:
901 Marquette Avenue, Suite 2500
Minneapolis, MN 55402
Citizenship: Thrivent Financial for Lutherans is a Wisconsin fraternal benefit society.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
1,616,000

Thrivent Financial for Lutherans disclaims beneficial ownership of the 8,685 shares held in the Thrivent Financial Defined Benefit Plan Trust.

Represents 428,694 shares held by registered investment companies for which Thrivent Financial for Lutherans serves as investment adviser, and 1,178,621 shares held by registered investment companies for which Thrivent Asset Management, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Thrivent Financial for Lutherans, serves as investment adviser.
Percent of class:
9.33

The percentage calculations used herein are based on the statement in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, as filed with the Securities and Exchange Commission on November 1, 2024, that there were 17,326,531shares of Cooper-Standard Holdings Inc. Common Stock outstanding at October 25, 2024.
Sole power to vote or to direct the vote:
8,685

Thrivent Financial for Lutherans disclaims beneficial ownership of these shares held in the Thrivent Financial Defined Benefit Plan Trust.
Shared power to vote or to direct the vote:
1,607,315

Represents 428,694 shares held by registered investment companies for which Thrivent Financial for Lutherans serves as investment adviser, and 1,178,621 shares held by registered investment companies for which Thrivent Asset Management, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Thrivent Financial for Lutherans, serves as investment adviser.
Sole power to dispose or to direct the disposition:
8,685

Thrivent Financial for Lutherans disclaims beneficial ownership of these shares held in the Thrivent Financial Defined Benefit Plan Trust.
Shared power to dispose or to direct the disposition:
1,607,315

Represents 428,694 shares held by registered investment companies for which Thrivent Financial for Lutherans serves as investment adviser, and 1,178,621 shares held by registered investment companies for which Thrivent Asset Management, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Thrivent Financial for Lutherans, serves as investment adviser.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- THRIVENT FINANCIAL FOR LUTHERANS: David S. Royal, Chief Financial Officer (01/08/2025)